SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 1995
OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to _________

Commission file number 2-81315

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Flow International Corporation
Post Office Box 97040
Kent, WA  98064-9740
(206) 850-3500

Flow International Corporation
Voluntary Pension and Salary Deferral Plan
Financial Statements and Supplemental Schedules - Index
December 31, 1994
                                                           Page

Report of Independent Accountants                           3

Statements of Net Assets Available for Plan Benefits        4

Statement of Changes in Net Assets Available for Plan
   Benefits                                                 5

Notes to Financial Statements                               6

Supplemental Schedules:

   Assets Held for Investment Purposes                     11

   Reportable Transactions                                 12

Signatures                                                 13

Consent of Independent Accountants                         14

Report of Independent Accountants



To the Participants and Administrative Committee of the Flow International Corporation Voluntary Pension and
Salary Deferral Plan



In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan at December 31, 1994 and 1993, and the results of its operations and the changes in its net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ Price Waterhouse LLP

Seattle, Washington
June 14, 1995

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Statements of Net Assets Available for Plan Benefits

                                        December 31,
                                     1994         1993
Assets:
Cash and cash equivalents             $2,369,058   $2,592,921
Investments at market (Notes 3 and 5)
 Large Company Fund                    2,350,583    2,096,760
 Small Company Fund                    2,230,274    1,948,063
 International Fund                    1,905,711    1,385,511
 Bond Fund                               806,311    1,055,743
 FLOW Fund                               467,964      432,959
 Loan Fund                               185,142      290,714
Contributions receivable                 127,367      223,908
Loan receivable                            6,184       30,599
Interest and dividends receivable         20,501       14,725
                                       ----------------------
                                      10,469,095   10,071,903
Liabilities:
Accrued liabilities (Note 4)              15,690        4,609
                                       ----------------------
Net assets available for
plan benefits                        $10,453,405  $10,067,294
                                     =========================

The accompanying notes are an integral part of these financial statements

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Statement of Changes in Net Assets Available for Plan Benefits

                                                Year ended
                                             December 31, 1994
Additions to net assets attributed to:
  Investment income:
    Unrealized losses, net                        $ (232,637)
    Realized gains, net                               46,524
    Interest                                         172,174
    Dividends                                        107,186
                                                    ---------
                                                      93,247

  Employer contributions                             496,462
  Employee contributions                           1,039,615
  Rollovers from other qualified
    retirement plans (Note 2)                        131,034
                                                  -----------
    Total additions                                1,760,358
                                                  -----------
Deductions from net assets attributed to:
  Benefits paid to participants                    1,248,194
  Forfeitrues and other                              126,053
                                                  -----------
    Total deductions                               1,374,247
                                                  -----------
    Net increase                                     386,111

Net assets available for plan benefits
  Beginning of year                               10,067,294
                                                 -------------
  End of year                                    $10,453,405
                                                 =============

The accompanying notes are an integral part of these financial statements

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Notes to Financial Statements

December 31, 1994

Note 1 - Description of the Plan:

The Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") is a defined contribution plan for the benefit of the non-bargaining employees of Flow International Corporation (the "Company"), effective October 1, 1986.

The Plan is administered by the Advisory Committee appointed by the Board of Directors of the Company. Qualified employees may elect to contribute any amount between one percent and fifteen percent of their salary. The Company shall contribute an amount equal to 50% of the first six percent of employee compensation contributed for employees with less than five years of service with the Company or 75% of the first six percent of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the Plan trustees under the terms of a trust agreement. The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Employees are eligible for participation in the Plan upon completion of one year of service. Employer contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve one hundred percent vesting after five years of service or at a normal retirement age. Unvested employer contributions relating to terminated participants are forfeited and used to reduce the Company's future contributions to the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vested benefits are payable upon the retirement, death, disability or request at termination of a participant.

Note 2 - Significant Accounting Policies:

Valuation of investments

The accompanying financial statements have been prepared using the accrual basis of accounting.

Deposit administration contracts are stated at contract value which approximates market value. Contract values represent contributions made under the contracts, plus interest on the contracts, less funds used to purchase annuities and pay related administrative expenses. Other investments are stated at the quoted market value.

Cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits represents cash balances in the Money Market Fund as well as cash allocated to all other funds except for the Loan Fund.

Recognition of income and expenses

Administrative expenses are charged to the Plan and are reflected in these financial statements.

Investment transactions are recorded on the date of the purchase or sale. Gains or losses are determined based on the fair market value of investments on the date of a transaction.

Rollovers

The Plan allows transfers from qualified plans. Rollovers or plan-to-plan transfers are considered a contribution.

Participant loans

Effective September 30, 1992, the Company acquired all the stock in Spider Staging Corporation ("Spider") which maintained the Spider Staging Corporation 401(k) Savings Plan (the "Spider Plan") for its employees. An amendment allowed the Company and Spider to merge the Spider Plan into the Plan effective January 1, 1993. The Spider Plan provided loans to participants, which were considered a participant directed investment of their account. The loan is a trust investment, but only the borrowing participant's account shall share in the interest paid on the loan or bear any expense or risk of loss because of the loan. Participant loans are secured by the vested portion of each borrower's account. The rate charged on the loan is the prime rate as of the date of the loan's approval. Effective January 1, 1993, the Plan does not provide for any new loans to participants, except for those loans in process at that time. Loan disbursements for the years ended December 31, 1994 and 1993 totaled $0 and $8,500 and loan repayments totaled $101,531 and $140,662 respectively.

Note 3 - Investments:

Plan participants may direct their salary deferral and employer matching contributions to one or a combination of six investment selections, known as the FLOW Fund, the International Fund, the Small Company Fund, the Large Company Fund, the Bond Fund and the Money Market Fund. The FLOW Fund consists of FLOW International Corporation common stock which is publicly traded in the NASDAQ National Market. The International Fund consists of investments in securities of companies located outside the United States. The Small Company Fund consists of investments in stock in small to medium size companies that exhibit the potential for a high rate of earnings growth. The Large Company Fund consists of investments in large companies that also exhibit the potential for a high rate of earnings growth. The Bond Fund invests in U.S. Government and Agency securities, corporate bonds issued by high quality companies and group annuities (Note 5). Finally, the Money Market Fund consists of investments in high quality corporate and U.S. Government securities that have maturities of less than one year. Participants may transfer balances between funds as well as change the investment allocation up to 4 times per year, but not more frequently than every ninety days.

Changes in net assets available for plan benefits by investment account from December 31, 1993 to December 31, 1994 are shown on the following page.

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1994:

                                   Cash         Large        Small
                               Equivalents     Company      Company
Additions to net
assets attributed to:
Investment income
  Unrealized gain (loss), net  $              ($145,680)    $49,254
  Realized gain (loss), net                      57,170     (34,302)
  Interest                        63,862         17,500      15,083
  Dividends                                      44,774      17,310
                              --------------------------------------------
                                  63,862        (26,236)     47,345

Employer contributions            47,395        130,436     136,996
Employee contributions            97,200        267,729     296,955
Rollovers from other
 qualified retirement plans                      39,058      45,988
                              --------------------------------------------
Total additions                  208,457        410,987     527,284
Participant transfers, net       259,437       (123,583)   (184,603)
                              ---------------------------------------------
Loan transactions, net            20,122         25,002      18,536
                              ---------------------------------------------
Deductions from net
assets attributed to:
Benefits paid to participants    619,532        182,536     202,699
Forfeitures and other             14,204         33,832      53,228
                              ---------------------------------------------
Total deductions                 633,736        216,368     255,927
                              ---------------------------------------------
Net increase (decrease)         (145,720)        96,038     105,290
Net assets available
for plan benefits:
  Beginning of year            1,746,728      2,618,547   2,302,968
                             ----------------------------------------------
  End of year                 $1,601,008     $2,714,585  $2,408,258
                             ==============================================

                       International    Bond    FLOW      Loan
                            Fund        Fund    Fund      Fund       Total
Additions to net assets
attributed to:
Investment income
  Unrealized gain
   (loss), net            $(83,433)   ($7,166) $(45,612) $         $(232,637)
  Realized gain
   (loss), net              55,366    (25,703)   (6,007)              46,524
  Interest                     918     58,003       395   16,413     172,174
  Dividends                 45,102                                   107,186
                        ----------------------------------------------------
                            17,953     25,134   (51,224)  16,413      93,247

Employer contributions      99,610     50,447    31,548              496,462
Employee contributions     210,968     97,621    69,142            1,039,615
Rollovers from other
 qualified retirement
  plans                     42,282                3,706              131,034
                        ----------------------------------------------------
 Total additions           370,813    173,232    53,172   16,413   1,760,358

Participant
 transfers, net            137,724    (65,565)  (23,410)              0
                        ----------------------------------------------------
Loan transactions, net      16,403     14,248     7,220 (101,531)     0
                        ----------------------------------------------------
Deductions from net
assets
attributed to:
  Benefits paid
   to participants          99,509    107,425    16,039   20,454   1,248,194
  Forfeitures and other     11,224     10,598     2,967              126,053
                        ----------------------------------------------------
Total deductions           110,733    118,023    19,006   20,454   1,374,247
                        ----------------------------------------------------
Net increase (decrease)    414,207      3,892    17,976 (105,572)    386,111
Net assets available
for plan benefits:
 Beginning of year       1,520,443  1,123,949   463,945  290,714  10,067,294
                        ----------------------------------------------------
 End of year            $1,934,650 $1,127,841  $481,921 $185,142 $10,453,405
                        ====================================================

Note 4 - Annual Return of Employee Benefit Plans (Form 5500):

The Form 5500 reports benefits paid to participants of $1,028,695 for the period ended December 31,1994. The difference between the Plan's financial statements and the Form 5500 is the result of amounts allocated to accounts of persons who had elected to withdraw from the Plan prior to December 31, 1993 but were paid during 1994.

Note 5 - Deposit Administration Contracts With Insurance Companies:

The Plan has deposit administration contracts with Ameritas Financial Services and Aetna Life Insurance and Annuity Company
("the Insurance Companies"), which are included in the Bond Fund. As of December 31, 1994 and 1993 the value of the contracts with the Insurance Companies were as follows:

                                      Contract value
                                        December 31,
                                     1994         1993
Aetna Life Insurance
   and Annuity Company               $530,806     $502,021

Ameritas Financial Services           149,269      139,220
                                   -----------   -----------
                                     $680,075     $641,241
                                   ===========   ===========

Note 6 - Federal Income Taxes:

The Plan has received an updated favorable determination letter from the Internal Revenue Service dated February 10, 1995 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

Supplemental Schedules


Flow International Corporation
Voluntary Pension and Salary Deferral Plan


Schedule of Assets Held for Investment
December 31, 1994


Description                Shares      Cost       Fair value
Large Company Fund         170,194    $2,433,470  $2,350,583

Small Company Fund         136,279     2,185,159   2,230,274

International Fund          90,189     1,932,306   1,905,711

The Bond Fund:
  Aetna Life Insurance
   Group Annuity             N/A         530,806     530,806

  Ameritas Life Insurance
   Group Annuity             N/A         149,269     149,269

  Other                    145,000       141,831     126,236

FLOW Fund                   66,852       472,352     467,964

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Schedule of Reportable Transactions
For the Year Ended December 31, 1994


                           Number    Number
                            of        of                 Sales/
                         purchases   sales  Purchases   maturities
Large Company
  Fund                   61           29    $1,282,005   $939,780

Small Company
  Fund                  172          136     1,969,522  1,702,262

International
  Fund                   35           19     1,216,855    612,974


                      Cost of Assets           Gain/
                       Sold/matured            Loss
Large Company Fund       $888,558             $51,222

Small Company Fund      1,736,564             (34,302)

International Fund        613,222                (248)

Signatures


The Flow International Corporation Voluntary Pension and Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                      The Flow International Corporation
                      Voluntary Pension and Salary Deferral Plan

Date: June 26, 1995

                      By ________________________________

                         Jan Canon
                         Plan Advisor Committee Member

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Prospectus consituting part of the Registration Statement on Form S-3 (No. 33-57100)
and in the Registration Statement on Form S-8 (No. 33-40397 and No. 33-44776) of Flow International Corporation of our report dated June 14, 1995 appearing on page 1 of this Form 11-K.


/S/ Price Waterhouse LLP

Seattle, Washington
June 27, 1995